                                                                    EXHIBIT 7(a)

YALE                        YALE INTERNATIONAL, INC.


                                                              September 3, 1996

Dear Yale Stockholder:

  We are pleased to inform you that, pursuant to the Agreement and Plan of Merger dated August 24, 1996 (the "Merger Agreement") among Yale International, Inc., Columbus McKinnon Corporation ("Columbus McKinnon") and L Acquisition Corporation, a wholly owned subsidiary of Columbus McKinnon (the "Purchaser"), Columbus McKinnon and the Purchaser have commenced a tender offer for all of the outstanding shares of Yale's common stock and all of the outstanding warrants to purchase Yale common stock. In the tender offer, stockholders who tender their Yale shares will receive $24 per share in cash and warrantholders who tender their Yale warrants will receive for each warrant an amount in cash equal to the excess of the $24 per share tender offer price over the exercise price of the warrant.

  YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE COLUMBUS MCKINNON TENDER OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF YALE'S STOCKHOLDERS AND WARRANTHOLDERS, AND RECOMMENDS THAT ALL STOCKHOLDERS AND WARRANTHOLDERS ACCEPT THE TENDER OFFER AND TENDER ALL OF THEIR SHARES AND WARRANTS PURSUANT TO THE TENDER OFFER.

  The tender offer is the culmination of the steps taken by your Board and Yale's management to enhance stockholder value. In approving the tender offer and the Merger Agreement and recommending that all shareholders tender their shares pursuant to the tender offer, as more fully described in the attached Solicitation/Recommendation Statement on Schedule 14D-9 filed by Yale with the Securities and Exchange Commission, your Board considered a number of factors including, among others, the financial and other terms and conditions of the tender offer and the Merger Agreement; Yale's business, financial condition, results of operations and future prospects; management's recommendation of the tender offer and the Merger Agreement, and its assessment of whether an alternative transaction would be obtainable at a higher price in the near future; the presentation by, and opinion of, Salomon Brothers Inc, the Company's financial advisor; and Yale's stock price, including the approximately 24% premium that the $24 per share price in the tender offer represents over the closing price of Yale's shares on the Nasdaq National Market on August 23, 1996, the last trading day prior to the public announcement of the Merger Agreement, and the approximately 45% premium over the price offered by American Enterprises, L.L.C. and its affiliate in their tender offer for Yale's shares and warrants which was commenced on July 19, 1996 and which the Board previously rejected.

  Salomon Brothers Inc, the Company's financial advisor, has rendered to the Board of Directors its written opinion that, as of the date of such opinion, the $24 per share in cash to be received by the holders of Yale's common stock pursuant to the Columbus McKinnon tender offer and the merger is fair, from a financial point of view, to such holders. The full text of Salomon Brothers' opinion, dated August 23, 1996, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Salomon Brothers, is included as Annex A to the attached Schedule 14D-9 and should be read in its entirety.

  The Columbus McKinnon tender offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the tender offer a number of shares of Yale common stock which, when added to any shares owned by Columbus McKinnon, constitutes at least 51% of the voting power (determined on a fully-diluted basis, including the exercise in full of all outstanding options and warrants to purchase Yale common stock, other than any such warrants validly tendered and accepted for payment pursuant to the tender offer) of all Yale securities entitled to vote generally in the election of directors or in a merger. The consummation of the tender offer is also conditioned upon receipt of certain regulatory approvals and/or termination of certain waiting periods.

  Under the Merger Agreement, if the tender offer is completed, it will be followed, subject to any necessary stockholder approval, by a merger in which non-tendering stockholders will receive the same consideration for each Yale share as was paid in the tender offer and Yale will become a wholly owned subsidiary of Columbus McKinnon.

  Enclosed with this letter is a copy of Yale's Schedule 14D-9 which contains important information regarding the factors considered by your Board in its deliberations and describes in more detail the reasons for your Board's conclusions and certain other information regarding the tender offer and the merger. You are urged to read and carefully consider the enclosed Schedule 14D-9 and your individual circumstances.

  You also should read and carefully consider Columbus McKinnon's Offer to Purchase and related materials, including the letter of transmittal to be used for tendering your Yale shares, which Columbus McKinnon has distributed. These documents set forth in detail the terms and conditions of the tender offer and the merger and provide instructions on how to tender your Yale shares.

  If you have any questions or require assistance in tendering your shares, you may contact Georgeson & Company, Inc., which is assisting Yale in connection with the tender offer, at 1-800-223-2064 (toll-free). Please note that the tender offer is scheduled to expire at 12:00 midnight, New York City time, on Friday, September 27, 1996, unless extended.

  We thank you for your continued support.


                                          Gary L. Tessitore
                                          President and Chief Executive
                                           Officer